Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Boxwood Merger Corp. on Amendment No. 1 on Form S-1 (File No. 333-228018) of our report dated August 27, 2018, except for Note 8, as to which the date is November 9, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Boxwood Merger Corp. as of December 31, 2017 and for the period from June 28, 2017 (inception) through December 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 9, 2018